Exhibit 99.6
Telkom SA Limited
Incorporated in the Republic of South Africa
Registration number: 1991/005476/06
JSE and NYSE Share code: TKG
ISIN: ZAE 000044897
(“Telkom” or “the Company”)
NOTIFICATION OF SHARE DEALINGS BY A DIRECTOR
Shareholders are referred to the resolution approved by shareholders at the general meeting of the Company on 26 March 2009 as well as SENS announcement of 31 March 2009 relating to the amendment to the Telkom conditional Share Plan and agreement with senior executives regarding their early vesting benefits of their June 2010 shares. Through this agreement the early vesting benefits being Vodacom Group Limited (“Vodacom”) securities and special dividend will be realised and utilised in purchasing Telkom shares on the JSE. The Telkom shares purchased under the early vesting benefit will be subject to the senior executives remaining in the employ of the Company until June 2010.
Pursuant to the above agreement, the total cash consideration of the early vesting benefits of the 2010 vesting Telkom options amounted to R1 397 458 representing by the sale of 26 457 Vodacom shares at an average price of R52,82 and R502 683 of special dividend. Utilising this total cash R1 900 141 consideration Telkom shares were purchased in the open market, details of which are set out below:

Name of director	:	RJ September
Category of director	:	Group Chief Executive Officer
Name of company	:	Telkom SA Limited
Date of transaction	:	24 and 25 June 2009
Price of securities	:	R36,38 (average)
Number of securities	:	52 039 ordinary shares
Total value of securities	:	R1 893 178
Class of securities	:	Ordinary shares
Nature of transaction	:	purchase of ordinary shares
Interest (i.e. direct/indirect etc.)	:	Direct beneficial
Clearance to deal received	:	Yes
Telkom Securities purchased will be warehoused and will vest as follows:

Number of Securities	:	52 039
Class of securities	:	Ordinary shares
Securities consideration	:	Nil
Option vesting dates	:	52 039 ordinary shares during June 2010

In addition, Mr RJ September, in his private capacity, purchased Telkom Shares in the open market, details of which are set out below:

Name of director	:	RJ September
Category of director	:	Group Chief Executive Officer
Name of company	:	Telkom SA Limited
Date of transaction	:	24 and 25 June 2009
Price of securities	:	R36,38 (average)
Number of securities	:	25 291 ordinary shares
Total value of securities	:	R920 086
Class of securities	:	Ordinary shares
Nature of transaction	:	purchase of ordinary shares
Interest
(i.e. direct/indirect etc.)	:	Direct beneficial
Clearance to deal received	:	Yes
PRETORIA
26 June 2009
Transaction Sponsor to Telkom SA Limited
J.P. Morgan Equities Limited
Date: 26/06/2009 12:46:04 Supplied by www.sharenet.co.za
Telkom SA Limited
Incorporated in the Republic of South Africa
Registration number: 1991/005476/06
JSE and NYSE Share code: TKG
ISIN: ZAE 000044897
(“Telkom” or “the Company”)